UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25


                   NOTIFICATION OF LATE FILING

Check One:[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q
          [ ]Form N-SAR

For Period Ended:   September 30, 1999

[ ]Transition Report on Form 10-K        SEC FILE NUMBER

[ ]Transition Report on Form 20-F

[ ]Transition Report on Form 11-K          CUSIP NUMBER
                                             187168 AC3
[ ]Transition Report on Form 10-Q

[ ]Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________


     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

PART I -- REGISTRANT INFORMATION
_________________________________________________________________
Full Name of Registrant
Former Name if Applicable

                         ClimaChem, Inc.
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

                      16 South Pennsylvania
_________________________________________________________________
City, State and Zip Code

                  Oklahoma City, Oklahoma 73107
_________________________________________________________________

PART II -- Rules 12b-25(b) and (c)
_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) [Paragraph 23,047], the following should be completed.

(Check box if appropriate.)   [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

_________________________________________________________________

PART III -- NARRATIVE
_________________________________________________________________
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Additional time is needed to complete development of appropriate disclosures for inclusion in the "Notes to Condensed Consolidated Financial Statements" and "Managements Discussion and Analysis of Liquidity and Capital Resources" sections of its Form 10-Q.
_________________________________________________________________

PART IV -- OTHER INFORMATION
_________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification.

       Heidi L. Brown      405            235-4546
       _________________________________________________
        (Name)          (Area Code)   (Telephone Number)

_________________________________________________________________

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to filer such reports) been filed?
                                                  [X] YES  [ ] NO

If the answer is no, identify reports.
_________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?
                                                  [X] YES  [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's Form 10-Q, when filed, will report an unaudited consolidated net loss for the three months ended September 30, 1999, of approximately $3.9 million, compared to an unaudited consolidated net loss of approximately $.8 million for the three months ended September 30, 1998. For the three months ended September 30, 1999, net income from recurring operations, exclusive of the following, is expected to be approximately $3.0 million. For the three months ended September 30, 1999, the Registrant will recognize a pre-tax loss of approximately $.9 million related to a lower of cost or market write-down on inventory related to the Chemical Business' nitrate based products and a loss related to the Chemical Business' firm purchase commitment of ammonia, which contract has an adverse pricing formula under the present market conditions.
_________________________________________________________________

                         ClimaChem, Inc.
           ___________________________________________
            Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999        CLIMACHEM, INC.


                               By: /s/ Jimmie D. Jones
                                   _____________________________
                                   Jimmie D. Jones
                                   Vice President and
                                   Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter). [Added in Release No.34-31905 (Paragraph 85,111), (effective April 26, 1993, 58 FR 14628.]